UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001- 40368

SAIHEAT Limited

(Exact name of registrant as specified in its charter)

c/o #01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Explanatory Note

As previously reported, on October 2, 2024, SAIHEAT Limited (the “Company”) received notification (the “Notice”) from the Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that the minimum bid price per share of its Class A ordinary shares was below $1.00 for a period of 30 consecutive business days between August 20, 2024 and October 1, 2024, and that the Company failed to meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Company was provided 180 calendar days, or until March 31, 2025, to regain compliance with the Minimum Bid Price Requirement.

Since then, Nasdaq has determined that for the last 12 consecutive business days, from March 17, 2025 through April 1, 2025, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. On April 2, 2025, Nasdaq notified the Company that it has regained compliance with the Minimum Bid Price Requirement and the matter is now closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAIHEAT LIMITED

Date: April 14, 2025	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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